UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifisias Avenue and Sina Street

151 24, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1.1 is the Placement Agency Agreement, dated October 24, 2014, by and among DryShips Inc. (the “Company”) and RS Platou Markets, Inc. and Pareto Securities, Inc., acting severally on behalf of themselves and the several Placement Agents named in Schedule II thereto, relating to the offering of 250,000,000 common shares of the Company to certain investors (the “Offering”).

Attached to this report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the legality and validity of the common shares.

Attached as Exhibit 99.1 is a form of the Subscription Agreement, by and among the Company and each investor, relating to the Offering.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-109951) that was filed with the U.S. Securities and Exchange Commission with an effective date of September 4, 2013, and its prospectus supplement dated October 24, 2014 relating to the Offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: October 31, 2014	By:	/s/ George Economou
George Economou
Chief Executive Officer